UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____________ TO _______________

Commission file number     1-7891

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DONALDSON COMPANY, INC.

RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DONALDSON COMPANY, INC.

1400 WEST 94TH STREET

MINNEAPOLIS, MINNESOTA 55431

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the plan administrator and plan participants of the
Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the "Plan") as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its forms and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP
Baker Tilly US, LLP (formerly known as Baker Tilly Virchow Krause, LLP)

We have served as the Plan's auditor since 2005.

Minneapolis, Minnesota
May 7, 2021

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
Assets
Investments, at fair value	$698,689,780	$684,302,119
Employer contributions receivable	7,078,442	7,074,155
Participant contribution receivable	480,294	—
Notes receivable from participants	4,231,876	5,296,119
Total assets	710,480,392	696,672,393
Net assets available for benefits	$710,480,392	$696,672,393

See Notes to Financial Statements.

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,
2020
Additions
Net appreciation of the fair value of investments	$54,534,136
Investment income:
Interest and dividend income	6,063,067
Total income	60,597,203

Interest income on notes receivable from participants	265,268

Contributions:
Employer	15,178,100
Participants	20,275,074
Rollovers	1,158,194
Total contributions	36,611,368
Total additions	97,473,839

Deductions
Benefits paid to participants	(83,193,827)
Administrative expenses	(472,013)
Total deductions	(83,665,840)
Net increase in net assets available for benefits	13,807,999

Net assets available for benefits, beginning of year	696,672,393
Net assets available for benefits, end of year	$710,480,392

See Notes to Financial Statements.

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEAR ENDED DECEMBER 31, 2020
Note 1. Description of the Plan
The Donaldson Company, Inc. Retirement Savings and Employee Stock Ownership Plan (the Plan) is a defined contribution plan sponsored and administered by Donaldson Company, Inc. (the Company). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company (the Trustee) is the Plan’s trustee and record keeper.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Board of Directors and Company management may, at any time, amend or modify the Plan.
Eligibility
Regular full-time and part-time employees are eligible to participate in the Plan upon employment, as defined by the Plan document. Employees covered by a labor agreement are not eligible for any employer contributions, unless their labor agreement and the Plan document provide for it.
Contributions
Participants may contribute up to 50% of their annual compensation through pre-tax 401(k) contributions or after-tax Roth 401(k) contributions, as defined by the Plan. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans. Participants over age 50 may contribute an additional catch-up contribution. Employees who are not covered by a collective bargaining agreement are automatically enrolled at a 3% pre-tax 401(k) employee contribution rate forty-five days after they become eligible unless they proactively opt out of the Plan.
Information about employer contributions made to eligible participants is as follows:

					Employer Contributions For the Year Ended
	Employer	Contribution	Investment		December 31,
Participant Group	Contribution	Paid	Allocation	Vesting	2020
All eligible participants as defined in the Plan document excluding those covered by collective bargaining agreements	100% of the first 3% and 50% of the next 2% of compensation contributed by the participant	Each pay period	50% invested directly in the Company's Common Stock Fund and 50% as the participant's contributions are directed	Immediate	$8,667,085
All eligible participants as defined by the Plan document receive an additional annual retirement contribution, excluding those covered by collective bargaining agreements	3% of participant's compensation	After Plan year end	100% as the participant's contributions are directed	After 3 years of vesting service	6,027,024
Chillicothe, Missouri and Stevens Point, Wisconsin employees hired after February 15, 2013, and Cresco, Iowa employees hired after June 26, 2015 and covered by their respective collective bargaining agreements	4% of participant's compensation	After Plan year end	100% as the participant's contributions are directed	After 3 years of vesting service	483,991
Total employer contributions					$15,178,100

Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not allocate their contributions, the contributions are placed in the age appropriate JP Morgan Smart Retirement Fund. The participant may directly invest up to 15% of their contributions in the Company’s Common Stock Fund. Employer contributions invested directly in the Company's Common Stock Fund may be transferred by participants to one or more of the other investment options available under the Plan at any time. Each participant’s account is credited with their contributions, including rollover contributions, employer contributions and investment earnings. Allocation of investment earnings is based on the value of the participant’s account at the close of each day.
Participants are restricted from investing additional amounts into the Company's Common Stock Fund once their total contribution balance is 15%. A participant may change the allocation of contributions to various investment options offered by the Plan daily.
Vesting
Participants are 100% vested in their accounts at all times with the exception of contributions made under the annual retirement contribution and the fixed annual Chillicothe, Stevens Point and Cresco contribution outlined above. The annual retirement contribution and the fixed annual Chillicothe, Stevens Point and Cresco contribution become fully vested after three years of vesting service.
Forfeited Accounts
Forfeited non-vested accounts may be used to restore accounts for rehired participants; reduce employer contributions; or reduce Plan administrative expenses. At December 31, 2020 and 2019, available forfeited non-vested accounts totaled $427,583 and $256,051, respectively. For the year ended December 31, 2020, forfeited non-vested accounts reduced employer contributions and administrative expenses by $124,634. Forfeited non-vested amounts are Plan assets and are classified as investments on the Statements of Net Assets Available for Benefits.
Payment of Benefits
Upon termination of employment, disability or termination of the Plan, a participant or designated beneficiary may receive the participant’s account balance in a lump-sum payment. If the participant’s termination is considered a retirement, as defined in the Plan document, a participant or designated beneficiary can receive a partial distribution. Hardship withdrawals, as defined in the Plan document, are allowed at any time, subject to approval by the Company.
Pursuant to the Setting Every Community Up for Retirement Enhancement Act (SECURE Act) enacted, effective January 1, 2020, as amended in the Plan, the age at which required minimum distributions must begin was increased from 70½ to 72.
Pursuant to the Coronavirus Aid, Relief, and Economic Security (CARES) Act enacted in March 2020, as amended in the Plan, Plan participants were permitted to take coronavirus-related distributions in an amount up to $100,000 of the participant's vested balance from the Plan, with repayment terms of up to three years, in accordance with the CARES Act. The ability to request special coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.
Notes Receivable from Participants
Under the Plan document, participants may borrow up to 50% of their participant contribution account balance or $50,000, whichever is less. Employer contributions are not available for loans. Loans must be repaid by the participant within five years, unless the loan is used to acquire the participant’s primary residence, in which case the term may not exceed ten years. The loan interest is 1% over the prime lending rate on the first day of the Plan year (January 1) coinciding with the year in which the loan is granted. Interest rates on outstanding loans as of December 31, 2020 and 2019, ranged from 3.50% to 8.00% and 3.25% and 8.00%, respectively. Loans mature at various dates through January 2030 and are generally paid through payroll deductions.
Pursuant to the CARES Act, as amended in the Plan, Plan participants could elect to defer loan repayments that occurred between March 27, 2020 and December 31, 2020. The ability to request to defer loan repayments under the CARES Act ceased as of December 31, 2020.
Plan Termination
The Company has the right under the Plan document to amend or terminate the Plan. In the event of termination of the Plan, the assets of the Plan will be distributed to the participants in accordance with the Plan document.

Note 2. Summary of Significant Accounting Policies
The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles in the United States (GAAP). The following is a summary of significant policies which are consistently followed in the preparation of its financial statements.
Valuation of Investments
The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, as determined by the Trustee, and are based on published market quotations. See Note 6 for disclosure of the Plan’s fair value measurements.
Investment Earnings
Investment income is recorded as earned. Realized gains and losses on the sale of investments and unrealized gains or losses in the fair value of investments are shown as net appreciation (depreciation) in the fair value of investments. Dividend income is recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. Interest income on notes receivable from participants is recorded when it is earned. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document. At December 31, 2020 and 2019, there was no allowance for credit losses recorded.
Contributions
Participant and employer contributions are recorded and deposited into the Plan in the period the Company makes the payroll deductions. Company non-matching contributions are recorded in the period that the participant earns the contributions and are deposited into the Plan after each Plan year end.
Benefits Paid to Participants
Benefits paid to participants are recorded when paid.
Plan Expenses
Administrative fees charged by the Trustee are paid by the Plan. These fees are partially offset by revenue sharing credits received from the Trustee. Certain expenses, including legal, accounting and other services, are paid by the Company.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various options for investment in a variety of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.
Concentration of Market Risk
As of December 31, 2020 and 2019, approximately 28% and 33% of the Plan’s net assets available for benefits were invested in the Donaldson Company, Inc. Common Stock Fund, respectively. The underlying value of this fund is dependent on the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s Common Stock Fund in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits in future periods.

Note 3. Investments
The investments that represent 10% or more of the Plan’s net assets available for benefits were as follows:

	As of December 31,
	2020	2019
Donaldson Company, Inc. Common Stock Fund(1)	$199,301,604	$232,488,925
Fidelity Contrafund Pool(1)	$110,412,569	$92,307,533
(1) Indicates a party-in-interest investment.
Note 4. Nonparticipant-Directed Investments
The Donaldson Company, Inc. Common Stock Fund investment is both participant and nonparticipant-directed. Information about the significant components of the changes in net assets available for benefits for this fund is as follows:

Year Ended December 31,
2020
Contributions	$5,040,341
Dividend income	2,509,155
Net depreciation	(10,615,779)
Benefits paid to participants	(22,371,044)
Administrative expenses	(79,162)
Net transfers to participant-directed investments	(7,670,834)
$(33,187,323)
Note 5. Tax Status
The Company has received a favorable determination letter from the Internal Revenue Service (IRS), dated October 3, 2017, stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the Code) and is therefore exempt from federal income taxes under provisions of Section 501(a). The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires the Company to evaluate tax positions taken. The effects of an uncertain tax position are recognized in the financial statements when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken. The Company has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 6. Exempt Party-in-Interest Transactions
Participants have the option to direct their contributions to be invested in certain mutual funds, which are sponsored by the Trustee, and a Company stock fund comprised of Donaldson Company, Inc. common stock. The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in the Company’s Common Stock Fund.
 As of December 31, 2020 and 2019, the Plan held 3,566,240 and 4,030,320 shares of Donaldson Company common stock, valued at $199,301,604 and $232,488,925, respectively. Dividends received on Donaldson Company common stock were $2,509,155 for the year ended December 31, 2020. For the year ended December 31, 2020, purchases and sales of Donaldson Company Stock were $5,297,158 and $30,297,501, respectively.
 As of December 31, 2020 and 2019, the Plan held 39,993,640 and 35,780,488 units of funds sponsored by the Trustee, valued at $168,003,527 and $141,544,784, respectively. Dividends received on Trustee sponsored funds were $706,353 for the year ended December 31, 2020. For the year ended December 31, 2020, purchases and sales of Trustee sponsored funds were $34,442,880 and $40,708,761, respectively.

Note 7. Fair Value Measurements
Fair value measurements of financial instruments are reported in one of three levels based on the lowest level of significant input used. For Level 1, inputs to the fair value measurement are quoted prices in active markets for identical assets or liabilities. For Level 2, inputs to the fair value measurement include quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. For Level 3, inputs to the fair value measurement are unobservable inputs or are based on valuation techniques.
The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2020.
Donaldson Company, Inc. Common Stock Fund
Investments in the Donaldson Company, Inc. Common Stock Fund are valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds
Investments in mutual funds are stated at fair value based on quoted market prices.
Common/collective trust fund investments
Investments underlying the common/collective trust funds include shares of common stock and fixed income investments whose values are determined on the basis of quoted prices in an active market. Certain common/collective trust fund investments are valued at net asset value (NAV) daily and those investments are considered to have readily determinable fair value. Other common/collective trust fund investments are valued at NAV per share or unit as a practical expedient by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy.
The common/collective trust funds also include Fidelity Managed Income Portfolio II (MIP II). The objective of the MIP II is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. Under the terms of the MIP II’s Declaration of Trust, withdrawals directed by the Company must be preceded by a 12 month written notice to the MIP II. As of December 31, 2020, the Plan had not provided the MIP II with advance written notice to terminate the Plan’s investment in the MIP II.
As of December 31, 2020 and 2019, the Plan had no unfunded commitments related to the common/collective trusts. There are no participant redemption restrictions for these investments.
Fair Value Classification
The Company reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a transfer between levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1, Level 2, or Level 3 resulting from changes in valuation inputs or methods during the years ended December 31, 2020 or 2019. The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan’s investments at fair value and the respective levels in the fair value hierarchy are as follows:

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Donaldson Company, Inc. Common Stock Fund	$199,301,604	$—	$—	$199,301,604
Mutual funds and interest bearing cash	95,263,770	—	—	95,263,770
Common/collective trust fund investments	40,154,874	47,603,480	—	87,758,354
Total investments in the fair value hierarchy	$334,720,248	$47,603,480	$—	382,323,728
Common/collective trust fund investments measured at net asset value(1)				316,366,052
Total investments, at fair value				$698,689,780

	As of December 31, 2019
	Level 1	Level 2	Level 3	Total
Donaldson Company, Inc. Common Stock Fund	$232,488,925	$—	$—	$232,488,925
Mutual funds and interest bearing cash	86,118,210	—	—	86,118,210
Common/collective trust fund investments	33,269,007	49,806,432	—	83,075,439
Total investments in the fair value hierarchy	$351,876,142	$49,806,432	$—	401,682,574
Common/collective trust fund investments measured at net asset value(1)				282,619,545
Total investments, at fair value				$684,302,119
(1) Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
Note 8. Reconciliation of Financial Statements to Form 5500
A reconciliation of the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits per the financial statements to net assets and net income per the Form 5500 are as follows:

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$710,480,392	$696,672,393
Deemed distribution of participant loans	—	(3,356)
Net assets available for benefits per the Form 5500	$710,480,392	$696,669,037

Year Ended December 31,
2020
Net increase in net assets available for benefits per the financial statements	$13,807,999
Deemed distributions of participant loans	3,356
Net income per the Form 5500	$13,811,355
Note 9. Subsequent Events
The Company has evaluated subsequent events through the date that the financial statements were issued, for events requiring recording or disclosure in the Plan's financial statements. The Company has determined that, except for the matters noted below, no significant events occurred after December 31, 2020, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.
Effective January 1, 2021, the iFil USA, LLC 401(k) Profit Sharing Plan merged into and became part of the Plan. Following the merger, participants in the iFil USA, LLC 401(k) Profit Sharing Plan became participants in the Plan and $1,542,185 of net assets from participants were transferred to the Plan.
Effective January 1, 2021, the 4% annual employer contribution to the Plan was discontinued for the Chillicothe, Missouri and Cresco, Iowa employees covered under their respective collective bargaining agreements. These employees remain part of the Plan and, effective January 1, 2021, are eligible for employer contributions to the Plan of 100% on the first 3% of the participant's compensation contributed, 50% on the next 2% of the participant's compensation contributed and a 3% additional annual employer contribution.

DONALDSON COMPANY, INC.
RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020
EIN 41-0222640
Plan Number 007

		Description of Investment	Cost
	Identity of Issue,	Including the Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par or Maturity Value		Value
(1)	Donaldson Company, Inc. Common Stock Fund	Common Stock	$63,152,980	$199,301,604
(1)	Fidelity Contrafund Pool	Common/Collective Trust	(2)	110,412,569
	JP Morgan Smart Retirement 2025	Common/Collective Trust	(2)	34,436,173
	Legal & General Russell 3000 Fund	Common/Collective Trust	(2)	38,793,440
	JP Morgan Smart Retirement 2030	Common/Collective Trust	(2)	32,964,923
	Boston Partners Large Cap Value	Common/Collective Trust	(2)	25,568,899
(1)	Fidelity Managed Income Portfolio II Fund	Common/Collective Trust	(2)	34,088,789
	Hartford Schroder U.S. Opportunities Fund	Mutual Fund	(2)	22,359,556
	JP Morgan Smart Retirement 2035	Common/Collective Trust	(2)	26,398,044
	BlackRock Total Return	Common/Collective Trust	(2)	22,034,581
(1)	Fidelity Diversified International K6	Mutual Fund	(2)	23,395,467
	JP Morgan Smart Retirement 2020	Common/Collective Trust	(2)	17,766,930
	JP Morgan Smart Retirement 2040	Common/Collective Trust	(2)	21,774,018
	JP Morgan Smart Retirement 2045	Common/Collective Trust	(2)	12,956,749
	Hood River Small Cap Growth Fund	Mutual Fund	(2)	16,937,909
	Brokeragelink Fund	Mutual Fund	(2)	10,019,652
	JP Morgan Smart Retirement 2050	Common/Collective Trust	(2)	11,580,785
	Dodge & Cox International	Mutual Fund	(2)	6,572,010
	American Beacon Small Cap Value	Mutual Fund	(2)	6,945,664
	JP Morgan Smart Retirement Income	Common/Collective Trust	(2)	7,513,230
	Vanguard Inflation Protected Fund	Mutual Fund	(2)	8,926,809
	JP Morgan Smart Retirement 2055	Common/Collective Trust	(2)	4,446,405
	Legal & General MSCI EAFE Fund	Common/Collective Trust	(2)	1,361,434
	Metlife Fixed Acct	Common/Collective Trust	(2)	312,550
	JP Morgan Smart Retirement 2060	Common/Collective Trust	(2)	1,714,888
(1)	Fidelity Government Money Market	Money Market	(2)	106,702
				$698,689,780
(1)	Participant Loans	Notes receivable from participants - interest rates from 3.50% to 8.00%, payable through January 2030	—	$4,231,876

(1)	Denotes party-in-interest.
(2)	Historical cost information is omitted as it is not required by the Department of Labor under the instructions to the Form 5500 for participant-directed accounts.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONALDSON COMPANY, INC. RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN (Name of Plan)

Date	May 7, 2021	By:	Donaldson Company, Inc., the Plan Administrator

		By:	/s/ Scott J. Robinson
Scott J. Robinson Senior Vice President and Chief Financial Officer